Management's Discussion and Analysis

March 8, 2006

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended January 31, 2006 and its financial position as at January 31, 2006. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow. For additional information and details, readers are referred to the annual financial statements and MD&A for 2005 and the Company's Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com.

Caution regarding forward-looking statements

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of MDS's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

From time-to-time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectation, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the US dollar and the Euro; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from, or on behalf of, our customers and counter-parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of non-GAAP measures

In this MD&A we describe certain income and expense items that are unusual or non-recurring. These terms are not defined by generally accepted accounting principles (GAAP). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share (EPS). We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

We also discuss the results of our operations, isolating variances that relate to changes in exchange rates and acquisitions. We use the term "organic" to describe the results presented in this way. To isolate the impact of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the base figures for the prior period using the exchange rates that were in effect for the current period.

Tabular amounts are in millions of Canadian dollars, except per share amounts and where otherwise noted.

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Discontinued operations

All financial references in this document exclude those businesses that we consider to be discontinued. Our discontinued businesses include our generic radiopharmaceuticals operations, our US laboratory operations, certain early-stage pharmaceutical research services operations, and our interests in Source Medical Corporation (Source) and Calgary Laboratory Services Partnership (CLS). All financial references for the prior year have been restated to reflect this treatment. From the amounts reported in our first quarter 2005 interim report, revenues for 2005 have been reduced by $74 million and income from continuing operations has been reduced by $1 million.

Segmented reporting

In light of our new strategic plan and our decision to find an alternative ownership structure for our diagnostics businesses, we have revised our definition of reportable segments effective this quarter, with retroactive effect. We now consider each of our underlying businesses to be a separate reportable segment and we have revised our financial statements and our MD&A to reflect this.

In our reports for prior periods, we allocated costs incurred centrally and for the benefit of all business units to our two reportable segments pro-rata, based on revenues. We have now realigned our allocation method for these costs to charge each business unit for the cost of services consumed. Costs that benefit the corporation generally and which cannot be assigned to a specific business unit are recorded in a separate segment as "Corporate and other", along with certain other income and expense items. The new allocation method has been applied for both current and prior periods.

Strategic initiatives

On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and divest of assets that do not contribute to the Company's areas of focus. Since that time, we have completed the sale of our interest in Source for cash proceeds of $79 million, recording an after-tax gain of $28 million. We have entered into an agreement to sell our interest in CLS for cash proceeds of $21 million, which we expect will close in the second quarter of 2006. We are also well advanced in discussions to sell certain non-core pharmaceutical research services businesses and we expect to complete our exit from these businesses by the end of this fiscal year. In addition, MDS Capital Corp. completed the sale of its retail funds management business.

We have now substantially completed the majority of our restructuring initiatives, including the elimination of over 700 positions, with an emphasis on senior management, administrative and support staff.

We are actively exploring alternative ownership structures for our diagnostics business to maximize value for shareholders and at the present time we are engaged with a number of possible buyers for the business. As well, we continue to review alternate strategies, including the possibility of distributing the interest in this business to shareholders in a tax-efficient manner. We expect that we will complete a transaction affecting this business before the end of this fiscal year.

On February 22, 2006, we announced the successful completion of our mediation process with Atomic Energy of Canada Limited (AECL) regarding our MAPLE isotope production facility project. Under the terms of the agreement, title to the facility has been transferred to AECL in exchange for a cash payment of $25 million and a 40-year supply agreement that will come into effect once the facility is operational. Importantly, under the terms of this agreement, MDS will have no continuing obligation for the capital costs of the facility, and will not be responsible for future operating costs. The long-term supply agreement provides for payments to AECL for the supply of isotopes on the basis of a percentage of revenues. Although this percentage is modestly higher than what we currently pay AECL for isotopes supplied by the National Research Universal Reactor (NRU), we believe that we will be able to mitigate the impact of this increase with increased sales volumes, price increases, and production efficiencies. The essential terms of the existing supply agreement will carry forward to an interim agreement and remain in effect while AECL completes the MAPLE facility.

When we entered into mediation discussions with AECL we were facing considerable uncertainty regarding estimated total costs to complete the project and projected future operating costs. In completing this settlement, we achieved our goal of shielding MDS shareholders from further capital costs associated with completing and commissioning the facility. We have also created a more economically viable relationship going forward, as we will avoid substantial operating cost increases related to the operation of the facility in the future. AECL will be focused on their primary strength of owning and operating the facilities, while we will focus on marketing, selling and distributing the isotopes.

Consolidated operating highlights
			% Change
	2006	2005	Reported	Organic
Net revenues	$365	$369	(1%)	4%

Operating income	$43	$47	(9%)
Adjustments:
Restructuring charges and other expenses	3	1
Adjusted operating income	46	48	(4%)
Depreciation and amortization	18	16
Adjusted EBITDA	$64	$64	-	10%

Adjusted EBITDA margin	18%	17%

Consolidated revenue for the first quarter of 2006 was $365 million, down marginally from the $369 million reported in the same period in 2005. On an organic basis, revenues grew by 4%, driven particularly by 19% growth in our isotopes segment. Revenues from our instruments business grew 1% organically and our pharmaceutical services business realized 2% growth in revenue on an organic basis, driven by the continued growth in all businesses except bioanalytical. Diagnostics revenues grew 1% in the quarter.

Adjusted EBITDA of $64 million, level with the prior year was up 10% on an organic basis. Strong results in isotopes and a substantial improvement in the EBITDA margin earned by our diagnostics business were the principal contributors to this organic growth. The impact of ongoing issues in our bioanalytical operations was significant this quarter, as we doubled our expenditures conducting the US Food and Drug Administration (FDA) review. These costs, combined with depressed revenues in this business, resulted in EBITDA being down by approximately $10 million year-over-year. Had we achieved the same level of EBITDA in bioanalytical that we achieved in the first quarter last year, we would have reported adjusted EBITDA growth of 31% organically.

Adjusted operating income for 2006 of $46 million was slightly below that achieved in the first quarter of 2005. Adjustments include stock option expenses related to the accelerated vesting of options for certain former executives who left MDS last year and a valuation provision related to a long-term investment. Reported operating income for the first quarter was $43 million, down from $47 million for the prior year, as currency and the ongoing costs of our bioanalytical review offset the growth in other areas.

Operating income for the quarter included $1 million equity gains from MDS Health Ventures, partially offsetting the impact of unusual items. We also recorded a $28 million after-tax gain on the sale of Source, although this gain is included with the results from our discontinued operations.

Selling, general, and administration (SG&A) expenses for the quarter were down substantially compared to the fourth quarter of 2005 when we announced our restructuring. SG&A for the quarter was $69 million compared to $84 million in the fourth quarter, and down slightly compared to the first quarter last year, including $2 million spent on our Sarbanes-Oxley (SOx) compliance program in the quarter. The drop from the fourth quarter reflects the impact of the initiatives undertaken at the end of last year to realign our cost structure and to be more globally competitive. The majority of these initiatives began to have effect in November 2005. SG&A expense for the current quarter was 19% percent of revenues compared to 22% in the fourth quarter last year. The magnitude of the drop since year-end is partially reflective of the higher than usual SG&A expenses in the fourth quarter. We made good progress in the quarter towards our goal of reducing our overall SG&A rate by 150 basis points over the course of 2006.

We remain committed to our high level of investment in research and development (R&D). During the first quarter, we spent $15 million on R&D activities and expensed $6 million this year, compared to $23 million and $7 million respectively in the same quarter last year.

Consolidated depreciation and amortization expense increased $2 million compared to last year. The increase is principally related to depreciation on our new common business system, on which we began to record depreciation in the third quarter last year. Capital expenditures for the quarter were $27 million, including capital costs associated with MAPLE incurred during the first quarter.

Results from discontinued operations include the after-tax gain resulting from the sale of our interest in Source, along with the ongoing operations of our other discontinued businesses.

Reported earnings per share were $0.38 for the quarter, compared to $0.21 in 2005. Adjusted earnings per share from continuing operations for the quarter were $0.23 compared to $0.22 earned in the same period last year. Earnings per share from discontinued operations were $0.19, including the impact of the Source gain. Adjusted earnings per share for the two periods were as follows:
	2006	2005
Basic and diluted EPS from continuing operations - as reported	$0.19	$0.21
Adjusted for:
Restructuring	0.01	0.01
Valuation provisions and investment writedowns	0.01	-
Quebec tax rate change	0.02	-
Adjusted EPS	$0.23	$0.22

In addition to the adjustments highlighted above, the decline in our bioanalytical business reduced earnings per share by approximately $0.05 for the quarter compared to last year.

Pharmaceutical Services

Financial Highlights
			% Change
	2006	2005	Reported	Organic
Early-stage revenues	$78	$88	(11%)	(1%)
Late-stage revenues	51	50	2%	13%
	$129	$138	(7%)	2%

Operating income (loss)	(4)	1	(500%)
Restructuring charges reversed	(1)	-
Adjusted operating income	(5)	1
Depreciation and amortization	8	7
Adjusted EBITDA	$3	$8	(62%)	-

Adjusted EBITDA margin	2%	6%

Our pharmaceutical services business grew 2% on an organic basis, 4% after taking into account our Skeletech acquisition. Organic growth was driven by continued strong results in all businesses except our Montreal bioanalytical business, for which the impact of the ongoing FDA review remains significant. Bioanalytical services is the only revenue line that was not up organically year-over-year, and revenues excluding bioanalytical were up 10% organically.

Late-stage revenues grew 13% organically, balanced between our global clinical development and global central laboratory businesses. Our late-stage businesses were significantly affected by the weakness in the Euro that began in the fourth quarter last year. The Euro is down 13% compared to the average rate for the first quarter of 2005.

Our late-stage businesses have also continued to grow their backlog and account for all of the growth in our reported balance. Our average monthly pharmaceutical research backlog continues to expand and averaged US$370 million for the first quarter of 2006, an increase of approximately 17% when compared to the average for the first quarter of fiscal 2005. It is also up 9% sequentially from the fourth quarter last year.
(millions of US dollars)
Fiscal 2004 - Quarter 1	$240
Quarter 2	265
Quarter 3	285
Quarter 4	300
Fiscal 2005 - Quarter 1	315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 - Quarter 1	370

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and, therefore, reduce the volatility that would result from converting the measure to Canadian dollars.

The review of our Montreal bioanalytical operations continued during the quarter. We have now conducted a data review of all studies within the scope committed with the FDA.

All bio-equivalency studies that were in scope and conducted over the 2000-2004 period were included in the review. As anticipated, our findings suggest that certain studies will require further assessment, which may include follow-up investigations or analytical review. We continue to work diligently to ensure that the final results of our review will meet the FDA's expectations.

The financial impact of the Montreal bioanalytical review has increased steadily since the second quarter of 2005. Relative to the fourth quarter of 2005, we doubled our expenditures in this activity in the current quarter to ensure timely progress. On an organic basis, bioanalytical revenues in the first quarter declined by nearly one-third year-over-year. Our bioanalytical business contributed $10 million less EBITDA in the first quarter compared to the same period last year, of which, $6 million related to increased direct costs of the review.

Reported EBITDA was impacted by currency changes and the decreased profits in our bioanalytical business. Excluding the impact of currency and the drop in bioanalytical profits, adjusted EBITDA for the segment rose 33%. EBITDA was flat organically, although all business units except Montreal bioanalytical contributed to growth in EBITDA this quarter, with particularly good contribution from our preclinical and late-stage operations.

Capital expenditures in the pharmaceutical services segment were $8 million compared to $4 million last year. Capital expenditures were related principally to our ongoing expansion in Lyon, as well as an expansion of the Skeletech site in Bothell that had been planned at the time of the acquisition. We also continued the rebuilding of our New Orleans facility during the quarter; however, the cost of this is expected to be covered by insurance proceeds. The rate at which we can return this facility to full operations is dependent on the condition of the surrounding neighbourhood and of the city itself, as this will affect our ability to recruit study participants. We are now bidding on early clinical studies for the New Orleans site, although we expect to commence work no earlier than the third quarter.

We are expanding our early clinical capacity to take advantage of continued strong market demand in this service line. We currently plan to add 120 new early clinical beds this year and will have another 50 beds available once the New Orleans site reopens. Bed availability is the primary driver for growth in this business, and further expansions will be considered as conditions warrant.

Isotopes

Financial Highlights
			% Change
	2006	2005	Reported	Organic
Revenues	$82	$75	9%	19%

Operating income	24	21	14%
Depreciation and amortization	4	4
Adjusted EBITDA	$28	$25	12%	63%

Adjusted EBITDA margin	34%	33%

Our isotopes business grew 19% year-over-year on an organic basis, driven by very strong sales of medical isotopes. Early in the quarter, a major competitor announced a voluntary recall of technetium generators, used primarily for cardiac imaging, while they address sterility issues at their primary manufacturing facility. This facility has been out of production since the announcement and sales volumes for our isotopes business have increased in this time. We estimate that up to $8 million of high-margin revenues were realized in the quarter. We expect normal industry production to resume sometime in the second quarter, and accordingly, we do not expect to be able to fully retain the increase in market share beyond the third quarter.

The increase in molybdenum sales combined with higher cobalt shipments this year, account for the majority of the increase in isotope revenues. The strength in these markets was partially offset by the impact from the continuing drop in the value of US dollar and, to a lesser extent, the drop in the value of the Euro compared to this time last year. Teletherapy systems and related revenues were down this year, principally due to lower unit shipments and to the impact of the declining Euro.

Organic growth in EBITDA was 63%, led by the contribution from both medical isotopes and medical sterilization. The impact of currency was significant for our isotopes business in the quarter, and as a result, reported EBITDA for the segment was $28 million for the first quarter this year compared to $25 million last year.

During the first quarter, we launched our new Equinox line of therapy system equipment for cancer treatment and BEXXAR®, a product we manufacture for GlaxoSmithKline, was launched in Canada.

Capital expenditures in the isotopes segment were minimal at $1 million, compared to a similar amount last year and excluding spending on the MAPLE project. Capital costs associated with the MAPLE project were $14 million in the quarter (excluding capitalized interest) compared to the $8 million spent last year. The capital expenditures made in the first quarter of 2006 are fully recoverable from AECL under the terms of the mediated settlement and will be reversed in the second quarter.

The outlook for our isotopes business is strong. While the technical issues associated with the reactors have yet to be resolved, the major uncertainties associated with the MAPLE contract are behind us and we are able to focus more effectively on our businesses. We recently announced a new strategic relationship with Molecular Insights Pharmaceuticals, Inc. that represents a key development for our radiopharmaceutical and drug development capabilities. A number of similar opportunities are in active development.

We also received conditional approval from the FDA for a non-registration trial for our TheraSphere® product for liver cancer. We are proceeding with an application for a randomized Phase III trial that is intended to support a Pre-Market Approval application for this product. The product continues to be available in the US under a humanitarian device exemption.

Instruments

Financial Highlights
			% Change
	2006	2005	Reported	Organic
Revenues	$71	$74	(4%)	1%

Operating income	15	18	(17%)
Depreciation and amortization	4	3
Adjusted EBITDA	$19	$21	(10%)	-

Adjusted EBITDA margin	27%	28%

Our instruments business grew 1% on an organic basis. The declining US dollar reduced reported revenues this quarter compared to the same period last year. Revenue growth was anchored by strong orders for the 3200 Q Trap® and 4800 MALDI TOF/TOF, along with continued strength of the higher-end API 4000™ and API 5000™ models. Demand outstripped supply for some of our key products in the first quarter. We introduced an entirely new product late last year, the CellKey™ System. This product is being manufactured at our new Singapore plant and we shipped the first unit in the quarter.

Organic EBITDA growth was level compared to a strong first quarter last year, while reported EBITDA for the segment was $19 million compared to $21 million last year, reflecting the impact of currency.

Capital expenditures in the instruments segment (excluding capitalized development costs) were $1 million this year and last.

We are encouraged by the strong order flow for our high-end analytical instrumentation. Orders are good on our new products and we expect strong shipments in the second quarter. Signs point to continued strength in the small molecule market where our high-end triple quad instruments are targeted.

Diagnostics

Financial Highlights
			% Change
	2006	2005	Reported	Organic
Revenues	$83	$82		1%

Operating income	17	14		21%
Restructuring charges	1	-
Adjusted operating income	18	14
Depreciation and amortization	2	2
Adjusted EBITDA	$20	$16		25%

Adjusted EBITDA margin	24%	20%

Our diagnostics business grew 1% on an organic basis. Revenue growth in this business is contained by the multi-year fee agreements we operate under in both BC and Ontario. As yet there has been no new agreement reached to replace the Ontario fee agreement that expired on March 31, 2005 and we continue to bill under the old agreement.

EBITDA increased to $20 million from the $16 million reported last year, increasing our EBITDA margin to 24% from the 20% earned last year. This margin expansion is a direct result of the cost realignment initiatives launched last fall and the LeanSigma projects that we currently have underway.

Capital expenditures in the diagnostics segment were $1 million this year and last.

Negotiations continue on the Ontario fee agreement and we are hopeful that a new agreement will be signed in the near future. While we are unable to predict the exact outcome of these negotiations, we expect a moderate fee increase that will be retroactive to April 1, 2005. In the meantime, we remain focused on our LeanSigma and competitiveness initiatives to improve the operating results of this business.

Corporate

Financial Highlights
	2006	2005	% Change

Operating costs	$(9)	$(7)	29%
Adjustments:
Restructuring charges and other	3	1
Adjusted operating costs	(6)	(6)	-

In September 2005, we announced our intention to liquidate our investment in MDS Capital Corp. and related investment funds. During the quarter, we recorded $1 million of equity earnings related to gains that have been realized as these activities proceed. These earnings are included in the adjusted operating loss reported above. We do not expect significant future gains or losses from the liquidation of these investments. In 2005, we reported a $2 million equity loss as a result of investment write-downs in the investment portfolios.

During the quarter, we determined that a $1 million long-term receivable related to the sale of our proteomics operations in Denmark was not collectible and this amount was written off. Subsequent to the quarter-end, we received $1 million of bankruptcy proceeds associated with the closure of Protana. This income will be recorded in the second quarter. The provision recorded in the quarter is reflected in restructuring charges and other expenses above, along with a $2 million charge related to the cost of stock options previously granted to certain retiring executives.

As we reported in our 2005 fourth quarter, we honoured a financial guarantee of the bank obligations of Hemosol Corporation, and, together with another secured lender, we have been providing debtor-in-possession financing to facilitate an orderly liquidation of Hemosol. To date we have advanced slightly more than one-third of the $1 million we committed to provide.

The ultimate value of Hemosol and its assets remains uncertain. Although we have approximately $21 million of secured claims, there is risk that the bankruptcy proceeds will not be sufficient to fully recover this amount. Our carrying value for these claims is $13 million, and we are actively monitoring the bankruptcy proceedings to protect our interests.

Net interest expense was $1 million, down from the $4 million last year, due primarily to lower interest costs for our US dollar debt, and higher interest earned on cash balances.

We capitalized $2 million of interest costs related to the MAPLE construction project in both years. As a result of the mediation settlement, and because we no longer own the asset under construction, beginning with the second quarter of 2006 future interest costs will be expensed as incurred. Our interest expense will increase by $10 million on an annualized basis, including $5 million of cash interest.

Income taxes

The effective tax rate for the first quarter of 2006 was 31% compared to 26% for the first quarter of last year. Income tax rate increases enacted by the Province of Quebec in December 2005 have increased our long-term tax liabilities by $2 million. This impact has been reported as a future tax expense in the first quarter of 2006, and accounts for the increase in the rate.

Discontinued operations

The results of our discontinued businesses for the first quarter of 2006 and 2005 were as follows:
	2006	2005
Revenues	$34	$85
Cost of revenues	(28)	(72)
Selling, general and administrative	(4)	(10)
Depreciation and amortization	(1)	(2)
Net operating income (loss)	1	1
Gain on sale of Source	28	-
Interest expense	-	-
Dividend and interest income	-	-
Income taxes	-	-
Minority interest	(1)	(1)
Income from discontinued operations	$28	$-
Basic EPS	$0.19	$-

Liquidity and capital resources

	January 31	October 31
	2006	2005	Change
Cash and cash equivalents	$282	$265	6%
Operating working capital[1]	$120	$84	43%
Current ratio	1.9	1.7

1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

The increased current ratio is mainly due to the payment in the quarter of accounts payable and accrued liabilities related to our fiscal 2005 restructuring program. Cash flow from continuing operations was $(1) million compared to $32 million in 2005. The decreased cash flow from continuing operating activities is primarily related to payment of year-end accounts payable and accruals. This figure also excludes the $79 million cash proceeds resulting from the sale of Source.

Our liquidity needs can be satisfied from cash generated from operations and short-term borrowings against our available lines of credit. During 2005, we negotiated a $500 million, five-year committed, revolving credit facility which replaced our previous $225 million credit facility. No funds were borrowed under the facility as of January 31, 2006.

Cash used in investing activities (excluding discontinued operations) was $48 million, including $27 million of capital expenditures and the $20 million loan guarantee payment associated with Hemosol.

Cash used in financing activities (excluding discontinued operations) during the quarter was
$9 million, a decrease of $11 million versus last year. The decrease was mainly due to an increase in cash received from the exercise of stock options and a reduction in shares purchased under our Normal Course Issuer Bid (NCIB). We have been under a voluntary blackout period since April 2005, and as a result, we made no purchases under our NCIB during the quarter. In the first quarter of 2005, we acquired 522,900 Common shares under our NCIB for cash consideration of $8 million.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated capital expenditures, research and development expenditures and other cash requirements in 2006. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual obligations

There have been no material changes in contractual obligations since October 31, 2005, with the exception of those contained in the MAPLE settlement agreement, described elsewhere in this document.

There has been no substantive change in any of our long-term debt or other long-term obligations since October 31, 2005. We have not entered into any new guarantees of the debt of other parties, nor do we have any off-balance sheet arrangements.

Derivative instruments

We use derivative financial instruments to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to determine the fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at January 31, 2006 was $4 million. We recorded no mark-to-market loss on interest rate swaps during the first quarter of 2006.

Capitalization
	January 2006	October 2005	Change
Long-term debt	$454	$468	(3%)
Less: cash and cash equivalents	282	265	6%
Net debt	172	203	(15%)
Minority interest	14	20	(30%)
Shareholders' equity	1,488	1,425	4%
Capital employed1	$1,674	$1,648	2%

1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $14 million due principally to revaluation of our US-dollar denominated long-term debt. The US dollar depreciated by $0.04 since October 31, 2005, resulting in a further unrealized gain on this debt of $13 million and bringing the total cumulative unrealized gain to $138 million. This unrealized gain is recorded in the currency translation adjustment account.

Quarterly highlights

Following is a summary of selected financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.
(millions of Canadian dollars, except earnings per share)
	Jan 2006	Oct 2005	July 2005	Apr 2005
Net revenues	$365	$390	$368	$362
Operating income (loss)	$43	$(35)	$26	$38

Income (loss) from continuing operations	$27	$(29)	$14	$27
Net income (loss)	$55	$(48)	$19	$30
Earnings (loss) per share from continuing operations
Basic and diluted	$0.18	$(0.21)	$0.10	$0.18
Earnings (loss) per share
Basic and diluted	$0.38	$(0.34)	$0.14	$0.21

	Jan 2005	Oct 2004	Jul 2004	Apr 2004
Net revenues	$369	$375	$375	$369
Operating income	$47	$11	$67	$-

Income (loss) from continuing operations	$30	$5	$51	$(24)
Net income (loss)	$30	$9	$50	$(36)
Earnings (loss) per share from continuing operations
Basic and diluted	$0.21	$0.03	$0.36	$(0.17)
Earnings (loss) per share
Basic and diluted	$0.21	$0.06	$0.35	$(0.25)

Items that impact the comparability of operating income include:

  The third quarter of 2005 reflected restructuring charges of $5 million and a writedown of licensed technology of $8 million.
  The fourth quarter of 2005 reflected restructuring charges of $67 million and provisions related to long-term investments of $13 million.

Outlook

Our first quarter in fiscal 2006 has been strong and we are seeing a number of encouraging signs for the balance of the year. We completed a number of important steps in our repositioning and we have tightened our strategic focus. The sale of Source, the completion of an agreement that resolves long-standing issues related to the MAPLE project, and the impending sale of CLS each provide evidence of our commitment to this focus. Efforts continue to find an alternative ownership structure for our diagnostics business. We expect to be able to announce this transaction by mid-year. We will continue to make progress executing our strategic plan to be a more competitive and tightly focused participant in the fast-growing global life sciences markets.

Foreign currency remains a critical issue for our businesses as both the US dollar and the Euro continue to decline relative to the Canadian dollar. The diminished protection afforded by our hedges will continue to have an impact on our reported operating results this year. We will provide analysis of our results on an organic basis to help provide a clearer understanding of the trends affecting our businesses. We expect to switch to US dollar and US GAAP reporting following the completion of a diagnostics transaction.

Recent significant contract wins by our late-stage businesses and the continued growth of the early-stage businesses other than bioanalytical are encouraging. We expect the Montreal bioanalytical review to continue through the rest of the current fiscal year, resulting in increased costs and depressed levels of profitability for this business. We have remained in close contact with all of our bioanalytical customers during the review period, and we continue to believe that we will see an increase in work at the Montreal location once the review and remediation work is completed. This issue has not affected our other bioanalytical facilities.

Fiscal 2006 is an important year for our isotopes business as a number of major customer contracts come up for renewal, affecting both the medical isotopes and sterilization businesses. We are optimistic at this time that we will be successful in negotiating renewals of all significant contracts. We are also working aggressively to retain some of the unusual market share increase that we experienced in the first quarter as a result of industry supply disruptions.

Continued currency weakness remains a significant risk for our instruments business as essentially all end-user sales occur in currencies other than the Canadian dollar, and in particular the US dollar, which has weakened further since the beginning of the year. At this time, we expect the currency issues to have an impact on reported revenues in future quarters; however, we expect organic growth rates similar to that experienced this quarter while strength returns to our markets. Instruments revenue growth was strong in the fourth quarter last year at 20% and more moderate in the first quarter compared to a strong first quarter in 2005.

We have had good success with our restructuring efforts thus far, reducing our SG&A spending by $15 million from the fourth quarter of last year. On a currency neutral basis we achieved an adjusted EBITDA margin of 15% compared to 14% last year. This compares well with our targeted improvement of 150 to 200 basis points, a level that we believe we will achieve over the course of fiscal 2006 as our revenues grow.

SG&A spending for the quarter includes amounts related directly to our ongoing efforts to ensure compliance with the US SOx regulatory requirements this year. Our SOx activities will continue throughout the year at approximately this same quarterly rate. Our focus is to complete the required SOx assessments for all of our continuing businesses by year-end and to put plans in place to address any identified weaknesses.

Settlement of the MAPLE issues results in a significant decrease in our expectations for capital expenditures. In 2005, we capitalized $63 million related to the MAPLE project, including
$59 million of cash expenditures out of total cash purchases of capital assets of $133 million. We have no further obligations for MAPLE capital expenditures and expect that our 2006 capital asset purchases will be in the range of $50-$60 million, focused principally in pharmaceutical services. The MAPLE settlement was signed in the second quarter but was retroactive to November 1, 2005. Accounting rules require that $14 million of capital costs (excluding capitalized interest) related to MAPLE be accrued in the first quarter; however, these costs will be reversed in the second quarter as part of our accounting for the agreement.

Our financial statements for the second quarter will reflect the outcome of the MAPLE settlement. Under the terms of the agreement, we will exchange our ownership interest in the project, along with certain inventories related to the project, for $25 million cash consideration, a 40-year supply agreement, and a non-interest bearing note receivable, to be paid over four years beginning in 2008. The carrying value of the project, following the reversal of the obligation related to capital costs for the period November 1, 2005 to February 22, 2006, is approximately $345 million and the inventories have a carrying value of $53 million. We will record the long-term supply agreement in our books at $345 million and the note receivable at its discounted present value of $43 million. We will record a non-cash charge of $10 million in the second quarter as a result of these transactions.